UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended February 28, 1999

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from               to                   .
                                        -------------    ------------------
Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Savings Plan for Bargaining Unit Employees of
            Texsteam Operation of Dresser Industries, Inc. (Plan 197)
                               4100 Clinton Drive
                              Building 1, Room 130
                              Houston, Texas 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                 500 North Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


                  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. (Plan 197):


                 Financial Statements and Schedules
                 ----------------------------------

                 Report of  Independent Public Accountants - Arthur Andersen LLP

                 Statements of Net Assets Available for Benefits with Fund Information as of February 28, 1999 and 1998

                 Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended February 28, 1999

                 Notes to Financial Statements

                 Item  27(a)  -  Supplemental   Schedule  of   Assets  Held  for
                 Investment Purposes as of February 28, 1999

                 Item 27(d) - Supplemental Schedule of Reportable Transactions for the Year Ended February 28, 1999


                 Exhibit
                 -------

                 Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)


                 SIGNATURES

                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Benefit Committee of the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  July 14, 1999


                                         By /s/ Celeste Colgan
                                           -------------------------------
                                                Celeste Colgan, Chairman
                                                Benefits Committee

SAVINGS PLAN FOR BARGAINING UNIT
EMPLOYEES OF TEXSTEAM OPERATION OF
DRESSER INDUSTRIES, INC. (PLAN 197)

Financial Statements
As Of February 28, 1999 And 1998,
And Supplemental Schedules
As Of February 28, 1999

Together With Report Of Independent Public Accountants


                 SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
           TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                    Page(s)
                                                                    -------
Report of Independent Public Accountants                               1

Statements of Net Assets Available for Plan Benefits
        at February 28, 1999 and 1998                                  2

Statement of Changes in Net Assets Available for
        Plan Benefits for the Year Ended February 28, 1999             3

Notes to Financial Statements                                       4-14

ScheduleI - Item 27a - Supplemental Schedule of Assets Held
        for Investment Purposes as of February 28, 1999            15-17

Schedule II - Item 27d - Supplemental Schedule of
        Reportable Transactions for the Year Ended
        February 28, 1999                                             19


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of the
Savings Plan for Bargaining Unit Employees of
Texsteam Operation of Dresser Industries, Inc. (Plan 197):

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. (Plan 197) (the "Plan") as of February 28, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended February 28, 1999. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 28, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended February 28, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in its net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                        ARTHUR ANDERSEN LLP




Dallas, Texas,
   July 14, 1999


                 SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
           TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           FEBRUARY 28, 1999 AND 1998


                                                       1999             1998
                                                    -----------     -----------
ASSETS:
   Investments, at fair value-
       Barr Rosenberg Small Capitalization Fund     $      266      $     -
       Davis New York Venture Fund - Class A               299            -
       Vanguard 500 Index Fund                          86,181            -
       Vanguard International Growth Fund                  271            -
       Vanguard Total Bond Market Index Fund           127,802         100,907
       Vanguard Prime Money Market Fund                320,923         235,756
       Vanguard U.S. Growth Fund                     1,730,878       1,360,654
       Vanguard Wellington Fund                        989,465       1,188,281
       Vanguard Windsor II Fund                          4,570            -
       Company Stock Fund                              148,234         253,924
                                                    -----------     -----------
                                                     3,408,889       3,139,522

    Investments, at contract value-
       Stable Value Fund                                12,413            -
                                                    -----------     -----------
                        Total investments            3,421,302       3,139,522

    Receivables-
       Employer contributions receivable               134,335         148,203
                                                    -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $3,555,637      $3,287,725
                                                    ===========     ===========


   The accompanying notes are an integral part of this financial statement.


                 SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
           TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED FEBRUARY 28, 1999

ADDITIONS:
   Investment income-
      Interest and dividends                              $  253,218
      Net appreciation in fair value of investments           80,730
                                                          -----------
                        Total investments                    333,948
                                                          -----------
   Contributions-
      Employees                                              244,418
      Employer                                               134,335
                                                          -----------
                                                             378,753
                                                          -----------
                        Total additions                      712,701

DEDUCTIONS:
   Distributions                                             444,789
                                                          -----------
                        Total deductions                     444,789
                                                          -----------
NET INCREASE                                                 267,912

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year  3,287,725
                                                          -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year       $3,555,637
                                                          ==========



    The accompanying notes are an integral part of this financial statement.

                 SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
           TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


                         NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:
     ------------------------

The following description of the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. (Plan 197) (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a salary deferral savings plan, which was adopted on June 1, 1991. Employees eligible to participate in the Plan are former Dresser Union employees, who have completed one year of service, a minimum of 1,000 hours of service, and who have reached the age of 21. The Plan was established in accordance with Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On September 29, 1998, Halliburton Company (the "Company"), the Plan sponsor, completed the acquisition of Dresser Industries, Inc. ("Dresser") pursuant to the Agreement and Plan of Merger (the "Merger") dated as of February 25, 1998. Prior to the Merger, the Plan was sponsored by Dresser.

Contributions
-------------

The Plan entitles eligible employees to make pre-tax contributions of up to 12% of eligible compensation. Pre-tax contributions per employee are limited by law up to the maximum contributions under Section 402(g) of the IRC.

The Company makes matching contributions equal to 25% of a participant's elective deferrals up to the first 6% of a Participant's compensation. The Company also provides for a retirement contribution by the Company of 2% of a Participant's eligible compensation or other amount as determined by the Company.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Administrative
--------------

Vanguard Fiduciary Trust Company acts as the Plan's trustee ("Trustee") and recordkeeper.

Vesting
-------

Participants in the Plan are immediately fully vested in their contributions and the Company's matching contribution and the earnings thereon. Participants vest in the Company retirement contributions as follows: (a) zero to four years of service - 0%, (b) five or more years of service - 100%. Forfeitures of the employer's contributions due to Participants withdrawing from the Plan prior to full vesting are first used to pay expenses of the Plan. Any remaining forfeiture amounts are used to reduce the employer's future contributions. Forfeitures totaled $3,133 at December 31, 1998 and $0 was used to reduce employer contributions.

Rollovers
---------

Distributions from other qualified 401(k) plans may be transferred into the Plan.

Investment Options
------------------

Participants may direct their contributions and any related earnings into eleven investment options in percentage increments. A description of each investment option is described below:

Barr Rosenberg Small Capitalization Fund is an equity indexed mutual fund that invests at least 65% of its assets in common stocks of issuers with capitalizations of less than $750 million. It may invest without limit in foreign securities traded on United States exchanges and seeks a greater return than Russell 2000 Index.

Davis New York Venture Fund - Class A is an equity fund which primarily invests in stocks of large fundamentally sound growth companies which appear to be undervalued.

Vanguard 500 Index Fund is an equity-indexed mutual fund which primarily invests in stocks comprising the S&P 500 Index.

Vanguard International Growth Fund is a diversified mutual fund which primarily invests in equity securities of seasoned companies located outside the United States.

Vanguard Total Bond Market Index Fund is a bond indexed fund which primarily invests in bonds from a variety of industries in an attempt to match the performance of the total United States bond market as represented by the unmanaged Lehman Brothers Bond Index.

Vanguard Prime Money Market Fund is a short-term investment fund which invests primarily in securities issued by the United States Treasury and other United States government agencies.

Vanguard U.S. Growth Fund is an equity mutual fund which primarily invests in the equity securities of seasoned United States companies with above average prospects for growth.

Vanguard Wellington Fund is a balanced mutual fund which primarily invests in common stocks and bonds of established companies.

Vanguard Windsor II Fund is an equity mutual fund which primarily invests in large companies whose stocks generally sell at prices below the overall market average as compared to dividend income and future return potential.

Company Stock Fund seeks to provide the potential for long-term growth through increases in the value of Company stock and reinvestment of its dividends.

Stable Value Fund seeks to provide long-term growth of capital.

Distributions
-------------

The Participant or beneficiary may elect to receive a distribution upon retirement, termination (elective, nonelective, or due to disability), or death. Hardship withdrawals are allowed under special provisions. Any distribution provided by the Plan is paid by the Trustee directly to the participant in the form of a lump-sum distribution or direct rollover up to the value of the funds allocated to the account of the Participant.

Plan Termination
----------------

The Company expects to continue the Plan indefinitely, but the Company's Board of Directors reserves the right to terminate the Plan at any time and subject to the provisions of ERISA. Upon termination of the Plan, all benefits shall be fully vested, and each Participant will become fully vested in their accounts. Payment of such amounts to each Participant shall be made by the Trustee at such time and in a nondiscriminatory manner as directed by the Company's Employee Benefits Committee.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

The Plan's investments are at stated fair value except for its investment contract, which is valued at contract value (Note 4). Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Gains and losses on investments sold and unrealized gains and losses are combined and presented as net realized and unrealized appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

Expenses of the Plan
--------------------

Administrative expenses of the Plan are paid by the Plan, unless paid by the Company. The Company paid certain administrative expenses on behalf of the Plan directly to the Trustee in 1999 and 1998. The Plan is not liable to the Company for these expenses paid in its behalf.

Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS:
     ------------

Prior to April 1, 1998, the Company Stock Fund was frozen to any further investment activity. On April 1, 1998, the Company Stock Fund was reopened to participant elected contributions, however, in connection with the Merger, the Company froze all further contributions to this fund. Upon the consummation of the Merger, all Dresser common stock held in the fund was converted to the Company's common stock in a one to one exchange ratio.

The following table represents investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                  1999               1998
                                              ------------       ------------
Investments, at fair value-
   Common stocks - Company Stock Fund         $  148,234         $  253,924
   Mutual funds-
     Vanguard U.S. Growth Fund                 1,730,878          1,360,654
     Vanguard Wellington Fund                    989,465          1,188,281
     Vanguard Prime Money Market Fund            320,923            235,756
     Other                                       219,389            100,907
Investments, at contract value-
   Stable Value Fund                              12,413               -
                                              -----------        -----------
                                              $3,421,302         $3,139,522
                                              ===========        ===========


As of February 28, 1999, respectively, the Plan's investments appreciated in value by $72,054. Realized gains on sales of investments were $8,676 based on aggregate proceeds of $1,087,253 and aggregate cost of $1,078,577.

4.   INVESTMENT CONTRACT WITH INSURANCE COMPANY:
     -------------------------------------------

In 1998, the Plan entered into an investment contract with various insurance companies that is maintained by the Trustee. The Trustee maintains the contract in a pooled account. The guaranteed insurance account is credited with earnings on the underlying investments (principally corporate bonds) and charged the plan for withdrawals and administrative expenses charged by the various insurance companies. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the various insurance companies. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the guaranteed insurance account was 6.20% for 1998. The crediting rate was 6.19% for 1998. At February 28, 1999, there was no valuation reserve recorded to adjust contract amounts, since contract amounts approximate fair market value amounts. There were 12,413 units outstanding at a net asset value of $1 per unit at February 28, 1999.

5.   TAX STATUS OF THE PLAN:
     -----------------------

The Internal Revenue Service granted a favorable determination letter to the Plan on June 18, 1994 stating that the plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended and restated since receiving the letter. However, Management and the Plan's tax counsel believe that the Plan is designed and continues to operate according to the provisions of the IRC. Management intends to maintain the Plan's qualification under the IRC and ERISA. The Plan has complied with fidelity bonding requirements of ERISA.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ----------------------------------------------------

The following is a reconciliation of Net Assets Available for Plan Benefits per the financial statements to the Form 5500:


                                                              1999           1998
                                                           -----------   -----------
   Net assets available for plan benefits per the
        financial statements                               $3,555,637    $3,287,725

   Amounts allocated to withdrawing participants               (7,600)         -
                                                           -----------   -----------
   Net assets available for plan benefits per Form 5500    $3,548,037    $3,287,725
                                                           ===========   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                              1999
                                                           ---------
   Benefit payments per the financial statements           $444,789
   Amounts allocated to withdrawing participants-
      Beginning of year                                        -
      End of year                                             7,600
                                                           ---------
   Benefit payments per Form 5500                          $452,389
                                                           =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year end but not yet paid as of that date.

7.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     -----------------------------------------------------

The following is a summary of net assets available for plan benefits in each investment fund as of February 28, 1999 and 1998:


                                               1999
----------------      --------------  -------------  ------------  --------------  --------------
                       Investments,   Investments,                 Contributions    Net Assets
Participant                at         at Contract       Total      Receivable      Available for
 Directed               Fair Value       Value       Investments   Employer        Plan Benefits
----------------      --------------  -------------  ------------  --------------  --------------
Barr Rosenberg
Small Capitali-
zation Fund           $       266     $      -     $     266       $      -                 266

Davis New York
Venture Fund
Class-A                       299            -           299              -                 299

Vanguard 500
Index Fund                 86,181            -        86,181              -              86,181

Vanguard Int'l
Growth Fund                   271            -           271              -                 271

Vanguard
Bond
Index Fund                127,802            -       127,802              -             127,802

Vanguard Prime
Money Market
Fund                      320,923            -       320,923              -             320,923

Vanguard U.S.
Growth Fund             1,730,878            -     1,730,878              -           1,730,878

Vanguard
Wellington Fund           989,465            -       989,465              -             989,465

Vanguard
Windsor II Fund             4,570            -         4,570              -               4,570

Stable Value
Fund                         -             12,413     12,413              -              12,413

Other                        -               -          -              134,335          134,335

----------------
Non-
Participant
Directed
----------------
Company Stock
Fund                      148,234            -       148,234              -             148,234

Total                 $ 3,408,889     $    12,413  $3,421,302      $   134,335     $  3,555,637


                                       10


7.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     --------------------------------------------------------------

The following is a summary of net assets available for plan benefits in each investment fund as of February 28, 1999 and 1998:


                                                          1998
----------------        -------------------- -------------------- -------------------- --------------------
                           Investments,                           Contributions            Net Assets
Participant                    at                   Total         Receivable              Available for
 Directed                  Fair Value            Investments      Employer                Plan Benefits
----------------        -------------------- -------------------- -------------------- --------------------
Vanguard Bond
Index Fund              $       100,907      $   100,907                    -                 100,907

Vanguard Prime
Money Market
Fund                            235,756          235,756                    -                  235,756

Vanguard U.S.
Growth Fund                   1,360,654         1,360,654                   -                1,360,654

Vanguard
Wellington Fund               1,188,281         1,188,281                   -                1,188,281

Other                              -                 -                   148,203               148,203

----------------
Non-
Participant
Directed
----------------

Company Stock
Fund                            253,924           253,924                 -                    253,924

Total                   $     3,139,522      $  1,139,522              148,203         $     3,287,725


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     ----------------------------------------------------------------

The following is a summary of the changes in net assets available for plan benefits in each investment fund for the year ended February 28, 1999:




                  -------------   --------------   -------------   -------------   -------------   ------------
                                  Additions:
                                  Investment
                                  Income -
                                  Net Realized
                  Additions:      and Unrealized
                  Investment      Appreciation     Additions:      Additions:
                  Income -        (depreciation)   Total           Contributions   Additions:
                  Interest        in Fair Value    Investment      Employee and    Contributions   Total
                  and Dividends   of Investments   Income          Rollovers       Employer        Additions
                  -------------   --------------   -------------   -------------   -------------   ------------
Barr Rosenberg
Small Capitali-
zation Fund       $        2      $        (15)    $      (13)     $     279       $   -           $      266

Davis New York
Venture Fund
Class-A                    5                15             20            279           -                  299

Vanguard 500
Index Fund               932             8,499          9,431         16,168         17,853            43,452

Vanguard Int'l
Growth Fund                4                (1)             3            177             91               271

Vanguard Bond
Index Fund             8,321              (873)         7,448         15,357         12,554            35,359

Vanguard Prime
Money Market
Fund                  15,354              -            15,354         36,287         24,606            76,247

Vanguard U.S.
Growth Fund          104,568           236,343        340,911        135,419         66,431           542,761

Vanguard
Wellington Fund      120,230           (66,291)        53,939         34,188         15,610           103,737

Vanguard
Windsor II
Fund                   1,182              (371)           811          1,660            969             3,440

Company Stock
Fund                   2,099           (96,576)       (94,477)           658            823           (92,996)

Stable Value
Fund                     521              -               521          3,946          9,266            13,733

Other                   -                 -              -              -           (13,868)          (13,868)

Total             $  253,218      $     80,730     $  333,948      $ 244,418       $134,335        $  712,701


                                       12


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The following is a summary of the changes in net assets available for plan benefits in each investment fund for the year ended February 28, 1999:


                  -------------   -------------   -------------   -------------  -----------
                                                  Net Increase
                                                  (Decrease)       Interfund     Net
                  Deductions -    Total           Prior            Transfers,    Increase
                  Distributions   Deductions      to Transfers     Net           (Decrease)
                  -------------   -------------   -------------   -------------  -----------
Barr Rosenberg
Small Capitali-
zation Fund       $   -           $     -         $      266      $     -         $     266

Davis New York
Venture Fund
Class-A               -                 -                299            -               299

Vanguard 500
Index Fund          20,325            20,325          23,127          63,054         86,181

Vanguard Int'l
Growth Fund           -                 -                271            -               271

Vanguard Bond
Index Fund           2,605             2,605          32,754          (5,859)        26,895

Vanguard Prime
Money Market
Fund                42,995            42,995          33,252          51,915         85,167

Vanguard U.S.
Growth Fund        195,411           195,411         347,350          22,874        370,224

Vanguard
Wellington Fund    138,466           138,466         (34,729)       (164,087)      (198,816)

Vanguard
Windsor II
Fund                 8,584             8,584          (5,144)          9,714          4,570

Company Stock
Fund                35,083            35,083        (128,079)         22,389       (105,690)

Stable Value
Fund                 1,320             1,320          12,413            -            12,413

Other                 -                 -            (13,868)           -           (13,868)

Total             $444,789        $  444,789      $  267,912      $     -         $ 267,912


                                       13


8.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D):
     -------------------------------------------------------------------------

The following is a summary of the changes in net assets available for plan benefits in each investment fund for the year ended February 28, 1999:


                  --------------    --------------
                  Net Assets        Net Assets
                  Available for     Available for
                  Plan Benefits,    Plan Benefits,
                  Beginning         End of
                  of Year           Year
                  --------------    --------------
Barr Rosenberg
Small Capitali-
zation Fund       $     -           $      266

Davis New York
Venture Fund
Class-A                 -                  299

Vanguard 500
Index Fund              -               86,181

Vanguard Int'l
Growth Fund             -                  271

Vanguard Bond
Index Fund           100,907           127,802

Vanguard Prime
Money Market
Fund                 235,756           320,923

Vanguard U.S.
Growth Fund        1,360,654         1,730,878

Vanguard
Wellington Fund    1,188,281           989,465

Vanguard
Windsor II
Fund                    -                4,570

Company Stock
Fund                 253,924           148,234

Stable Value
Fund                    -               12,413

Other                148,203           134,335

Total             $3,287,725        $3,555,637



9.   SUBSEQUENT EVENT:
     -----------------

Effective April 1, 1999, the Plan merged with Dresser Industries, Inc. Deferred Savings Plan (Plan 145), a similar plan. Subsequent to the merger, the newly formed plan changed its name to the Halliburton Savings Plan.


                                                                                                 SCHEDULE I
                  SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
            TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF FEBRUARY 28, 1999

                                 EIN: 76-0316859

                                   PLAN #: 197


(a)                    (b)                                    (c)                           (d)              (e)
          Identity of Issue, Borrower,                                                                     Current
                or Similar Party                      Description of Investment             Cost            Value
    ----------------------------------------   ----------------------------------        -----------     -----------
    Barr Rosenberg Small Capitalization Fund   Registered Investment Company             $     282       $      266

    Davis New York Venture Fund                Registered Investment Company                   284             299

*   Vanguard 500 Index Fund                    Registered Investment Company                79,145          86,181

*   Vanguard International Growth Fund         Registered Investment Company                   273             271

*   Vanguard Total Bond Market Index Fund      Registered Investment Company               128,460         127,802

*   Vanguard Prime Money Market Fund           Registered Investment Company               320,923         320,923

*   Vanguard U.S. Growth Fund                  Registered Investment Company             1,410,080       1,730,878

*   Vanguard Wellington Fund                   Registered Investment Company             1,019,116         989,465

*   Vanguard Windsor II Fund                   Registered Investment Company                 4,796           4,570

*   Company Stock Fund                         Company Stock Fund                          113,373         148,234

    Guaranteed Insurance Contracts (Stable Value Fund)-

    Allmerica Financial                        Contract #92167A, interest rate                 113             113
                                                  8.15%, maturing 12/31/1999
    Allstate Life Insurance Company            Contract #31026, interest rate                  648             648
                                                  6.76%, maturing 12/31/2002
    Allstate Life Insurance Company            Contract #5695, interest rate                   245             245
                                                  8.01%, maturing 12/30/1999
    Allstate Life Insurance Company            Contract #77042, interest rate                  772             772
                                                  5.69%, maturing 12/30/2002
    Canada Life                                Contract #P45900, interest rate                 848             848
                                                  6.74%, maturing 10/19/2000

*Column (a) indicates each person/entity identified to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at February 28, 1999, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                       16



                                                                                                 SCHEDULE I
                                                                                                 (Con't)
                  SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
            TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF FEBRUARY 28, 1999

                                 EIN: 76-0316859

                                   PLAN #: 197


(a)                    (b)                                    (c)                           (d)             (e)
          Identity of Issue, Borrower,                                                                     Current
                or Similar Party                      Description of Investment             Cost            Value
    ----------------------------------------   ----------------------------------        -----------     -----------
    Guaranteed Insurance Contracts (Stable Value Fund) (Continued)-

    Caisse Des Depots                          Contract #23803, interest rate            $     916       $     916
                                                  6.05%, maturing 11/1/2002
    Caisse Des Depots                          Contract #BR-238-01 interest rate               183             183
                                                  6.44%, maturing 8/27/2001
    Caisse Des Depots                          Contract #BR-238-02, interest rate              120             120
                                                  7.02%, maturing 7/2/2001
    Caisse Des Depots                          Contract #FA-238-04, interest rate              455             455
                                                  4.64%, maturing 6/15/2003
    Commonwealth CML                           Contract #176-10, interest rate                  64              64
                                                  6.84%, maturing 8/15/1999
    Commonwealth CML                           Contract #176-12, interest rate                  92              92
                                                  6.84%, maturing 4/15/2001
    Commonwealth CML                           Contract #176-13, interest rate                  84              84
                                                  6.84%, maturing 10/25/2000
    Commonwealth CML                           Contract #176-14, interest rate                 132             132
                                                  6.84%, maturing 7/15/2005
    Commonwealth CML                           Contract #176-15, interest rate                  58              58
                                                  6.84%, maturing 10/25/2000
    Commonwealth CML                           Contract #176-18, interest rate                  91              91
                                                  6.84%, maturing 6/15/2003
    Commonwealth CML                           Contract #176-19, interest rate                 136             136
                                                  6.84%, maturing 10/15/2000
    Commonwealth CML                           Contract #176-20, interest rate                 183             183
                                                  6.84%, maturing 12/10/2001
    Commonwealth CML                           Contract #176-22, interest rate                 183             183
                                                  6.84%, maturing 9/15/2002
    Commonwealth CML                           Contract #176-23, interest rate                 181             181
                                                  6.84%, maturing 6/15/2000
    John Hancock                               Contract #GAC 7627, interest                    153             153
                                                  rate 7.72%, maturing 6/30/1999
    John Hancock                               Contract #GAC 8628, interest                    153             153
                                                  rate 7.08%, maturing 6/15/2001
    John Hancock                               Contract #GAC 8701, interest                    136             136
                                                  rate 6.60%, maturing 6/30/2003
    John Hancock                               Contract #GAC 9744, interest                    717             717
                                                  rate 6.36%, maturing 8/15/2002
    Life of Virginia                           Contract #3018, interest rate                   150             150
                                                  6.78%, maturing 6/17/2002


This supplemental schedule lists assets held for investment purposes at February 28, 1999, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                       17



                                                                                                 SCHEDULE I
                                                                                                 (cont'd)
                  SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
            TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF FEBRUARY 28, 1999

                                 EIN: 76-0316859

                                   PLAN #: 197



(a)                    (b)                                    (c)                           (d)             (e)
          Identity of Issue, Borrower,                                                                     Current
                or Similar Party                      Description of Investment             Cost            Value
    ----------------------------------------   ----------------------------------        -----------     -----------
    Guaranteed Insurance Contracts (Stable Value Fund) (Continued)-

    Metropolitan Life                          Contract #24634, interest rate 6.77%,     $     210       $     210
                                                  maturing 3/8/2000
    Metropolitan Life                          Contract #24961, interest rate 5.69%,           555             555
                                                   maturing 2/28/2000
    New York Life                              Contract #30164, interest rate 8%,              206             206
                                                   maturing 6/30/2000
    New York Life                              Contract #30187, interest rate 8.16%,           496             496
                                                   maturing 3/11/1999
    Peoples Security                           Contract #0726FR, interest rate 6.76%,          130             130
                                                   maturing 9/16/2002
    Principal                                  Contract #4-30460, interest rate 6.25%,         165             165
                                                   maturing 9/17/2001
    Principal                                  Contract #4-30460-2, interest rate 5.42%,       547             547
                                                   maturing 10/31/2002
    Prudential                                 Contract #8090-211, interest rate 6.61%,        844             844
                                                   maturing 8/21/1999
    Retirement Savings Trust                   Interest rate 5.93%                             123             123
    Security Life                              Contract #FA0454, interest rate 6.31%,          182             182
                                                   maturing 12/17/2001
    Security Life                              Contract #0504, interest rate 6.47%,             92              92
                                                   maturing 9/15/2000
    Transamerica                               Contract #51265, interest rate 6.97%,            57              57
                                                   maturing 12/31/2000
    Transamerica                               Contract #51265-01, interest rate 5.62%,         82              82
                                                   maturing 12/15/2000
    VGI Money Market Prime                     Interest rate 4.94%                           1,911           1,911



This supplemental schedule lists assets held for investment purposes at February 28, 1999, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                                                                           SCHEDULE II

                 SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES OF
           TEXSTEAM OPERATION OF DRESSER INDUSTRIES, INC. (PLAN 197)


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED FEBRUARY 28, 1999

                                EIN: 76-0316859

                                  PLAN #: 197


      (a)                    (b)                              (c)                  (d)*      (g)        (h)
Identity of Party                                Number of             Number of  Selling             Realized
    Involved           Description of Asset      Purchases  Purchases    Sales    Price      Cost       Gain
------------------  ---------------------------  ---------  ---------  ---------  -------  ---------  -----------
The Vanguard Group  Vanguard Prime Money Market     59      $323,797       -      $   -     $   -       $   -

The Vanguard Group  Vanguard Prime Money Market      -          -         17       238,630   238,630        -

The Vanguard Group  Vanguard U.S. Growth            36       551,668       -          -         -           -

The Vanguard Group  Vanguard U.S. Growth             -          -         30       417,787   368,618      49,169

The Vanguard Group  Vanguard Wellington Fund        31       179,479       -          -         -           -

The Vanguard Group  Vanguard Wellington Fund         -          -         38       312,004   298,951      13,053


* Columns (e) and (f), lease expense and expense associated with transaction are not applicable to this plan and have been omitted.

This supplemental schedule lists individual and series of transactions in excess of 5% of the plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.